Filed Pursuant to Rule 433
Registration No. 333-155671
September 1, 2009
FINAL TERM SHEET
5.750% Senior Notes due January 15, 2020

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.
Guarantee:	Unconditionally guaranteed by certain subsidiaries of Plains All American Pipeline, L.P.
Trade Date:	September 1, 2009
Expected Settlement Date:	September 4, 2009
Note Type:	Senior Unsecured Notes
Legal Format:	SEC Registered
Size:	$500,000,000
Maturity Date:	January 15, 2020
Coupon:	5.750%
Yield to Maturity:	5.813%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2010
Record Dates:	January 1 and July 1
Price to Public:	99.523%
Benchmark Treasury:	UST 3.625% due August 15, 2019
Spread to Benchmark Treasury:	+ 245 bps
Benchmark Treasury Yield:	3.363%
Make-Whole Call:	T + 35 bps
CUSIP:	72650R AW2
ISIN:	US72650RAW25
Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc. BBB- (stable) by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc.
SunTrust Robinson Humphrey, Inc. UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:
DnB NOR Markets, Inc.
Mitsubishi UFJ Securities (USA), Inc.
SG Americas Securities, LLC
BMO Capital Markets Corp.
Daiwa Securities America Inc.
ING Financial Markets LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786, UBS Securities LLC at 1-877-827-6444, ext. 561-3884 or Wells Fargo Securities, LLC at 1-800-326-5897.
Use of Proceeds
We expect the net proceeds of this offering to be approximately $494 million after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We expect to use the net proceeds from this offering to repay outstanding borrowings under our credit facilities, a portion of which will have been incurred to fund the cash requirements of the PNGS Acquisition (which will include repayment of all of PNGS’s debt). Amounts repaid under our credit facilities may be reborrowed for general partnership purposes, including providing partial funding for the potential redemption of our outstanding 7.13% senior notes due 2014.
Pro Forma Ratio of Earnings to Fixed Charges
Giving effect to our public offering of $500 million of senior notes in July 2009 and the application of the net proceeds therefrom, the repayment of $175 million of 4.75% senior notes upon maturity in August 2009 and this offering and the application of the net proceeds therefrom, as of the beginning of each pro forma period presented, our ratio of earnings to fixed charges would have been as follows:

Pro Forma
	Year ended	Six months ended
	December 31, 2008	June 30, 2009
Ratio of Earnings to Fixed Charges(1)	2.48x	3.20x

(1)	Includes interest costs attributable to borrowings for inventory stored in a contango market of $15 million for the pro forma year ended December 31, 2008 and $2 million for the pro forma six months ended June 30, 2009.
Revised Capitalization Disclosure
In the “As Adjusted for this Offering” column of the capitalization table on page S-12 of the preliminary prospectus supplement, Cash and cash equivalents is $7 million, Hedged inventory facility is $436 million, Working capital borrowings is $3 million, Other is $2 million, Total short-term debt is $441 million, Long-term debt under credit facilities and other is $11 million, 7.13% Senior notes due 2014 is $250 million, Senior Notes offered hereby is $500 million, Unamortized premium/(discount), net is $(9) million, Total long-term debt is $4,402 million and Total capitalization is $8,200 million. Amounts repaid under our credit facilities may be reborrowed for general partnership purposes, including providing partial funding for the potential redemption of our outstanding 7.13% senior notes due 2014.
As of June 30, 2009, on a pro forma basis as described under “Capitalization,” and as further adjusted to give effect to this offering and the application of the net proceeds therefrom as described under “Use of proceeds,” the Notes and the guarantees would have been effectively subordinated to $0.4 billion of short-term secured indebtedness.